03014379

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

4/2/03

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-42685

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 1 2003
WASH, D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Solomon Advisors,

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15301 Spectrum Drive, Suite 350
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Sam Solomon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Solomon Advisors, Inc.**, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Principal/owner

Title

Notary Public

MINDY LEA KIRBY MY COMMISSION EX: 8/10/2003

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLOMON ADVISORS, INC.

FINANCIAL REPORT

DECEMBER 31, 2002

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Solomon Advisors, Inc.

We have audited the accompanying statement of financial condition of Solomon Advisors, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solomon Advisors, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 6, 2003

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

SOLOMON ADVISORS, INC.
Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 8,647
Clearing deposit	7,200
Furniture and fixtures, net of accumulated depreciation of $9,680	1,636
TOTAL ASSETS	$ 17,483

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 6,447
TOTAL LIABILITIES	6,447

Stockholder's Equity

Common stock, 3,000,000 shares authorized, no par value, 1,000 shares issued and outstanding	1,500
Additional paid-in capital	3,407
Retained earnings	6,129
TOTAL STOCKHOLDER'S EQUITY	11,036
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,483

See notes to financial statements.

SOLOMON ADVISORS, INC.
Statement of Income
Year Ended December 31, 2002

Revenue	
Securities commissions	$ 171,365
Other revenue	11,391
TOTAL REVENUE	182,756
Expenses	
Compensation and related costs	33,764
Clearing charges	27,330
Communications	20,300
Occupancy and equipment costs	18,377
Regulatory fees and expenses	3,103
Interest expense	3,706
Other expenses	67,205
TOTAL EXPENSES	173,785
NET INCOME	$ 8,971

See notes to financial statements.

SOLOMON ADVISORS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2001	1,000	$ 1,500	$ 2,907	$ 12,889	$ 17,296
Additional capital contributed	-	-	500	-	500
Distributions to shareholder	-	-	-	(15,731)	(15,731)
Net income	-	-	-	8,971	8,971
Balances at December 31, 2002	1,000	$ 1,500	$ 3,407	$ 6,129	$ 11,036

See notes to financial statements.

SOLOMON ADVISORS, INC.
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 8,971
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	933
Change in assets and liabilities:	
Decrease in payroll tax refund receivable	817
Decrease in accounts payable	(5,659)
Net cash provided by operating activities	5,062
Cash flows from investing activities:	
Purchase of furniture and fixtures	(1,176)
Cash flows from financing activities:	
Additional capital contributed	500
Distributions to shareholder	(15,731)
Net cash used in financing activities	(15,231)
Net decrease in cash	(11,345)
Cash at beginning of year	19,992
Cash at end of year	$ 8,647

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 3,706

See notes to financial statements.

SOLOMON ADVISORS, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Solomon Advisors, Inc. (the Company) was organized in February 1990 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers are primarily individuals located in the southwestern United States.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Fixtures

Furniture and fixtures are carried at cost less accumulated depreciation. Depreciation is calculated using accelerated methods over estimated useful lives of five to seven years.

Security Transactions

Security transactions and related commission revenue and expenses are recorded on a trade date basis.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $7,200 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $9,400 and $5,000, respectively. The Company's net capital ratio was .69 to 1.

Note 4 - Office Lease

The Company currently leases office space on a month-to-month basis. The monthly lease payment is approximately $1,100.

Note 5 - Retirement Plan

The Company has adopted a simplified employee pension (SEP) program. The Company and eligible employees may contribute to the SEP. The SEP is maintained on a calendar year basis. Employer contributions totaled $1,023 for the year ended December 31, 2002 and are included in compensation and related costs in the accompanying statement of income.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has $7,200 or approximately 42%, of its total assets in a clearing deposit held at the Company's clearing broker/dealer.

SOLOMON ADVISORS, INC.
Notes to Financial Statements

Note 7 - Subsequent Event

In January 2003, the Company was named by a customer as a defendant in a litigation relating to its activities as a broker/dealer in securities. The action seeks damages of material amounts. While the ultimate outcome of the pending litigation cannot be predicted with certainty, management, having reviewed this action with its outside legal counsel, believes it has meritorious defenses to such action and intends to defend itself vigorously. No provision has been made in the financial statements for this contingency.

Schedule I

SOLOMON ADVISORS, INC.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2002

Total stockholder's equity qualified for net capital	$ 11,036
Deductions and/or charges	
Non-allowable assets:	
Furniture and fixtures, net	1,636
Total deductions and/or charges	1,636
Net Capital	$ 9,400
Aggregate indebtedness	
Accounts payable	$ 6,447
Total aggregate indebtedness	$ 6,447
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 4,400
Ratio of aggregate indebtedness to net capital	.69 to 1

Schedule II

SOLOMON ADVISORS, INC.
Reconciliation of the Computation of Net Capital with that of the Registrant as Filed in Part IIA of Form X-17a-5 As of December 31, 2002

Net capital as reported by Registrant in Part IIA of Form X-17a-5	
as of December 31, 2002 (unaudited)	13,631
Audit adjustments:	
Increase in total stockholder's equity	1,716
Increase in accounts payable	(5,947)
Net capital as computed on Schedule I	$ 9,400

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

Board of Directors
Solomon Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Solomon Advisors, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
March 6, 2003